EXHIBIT 99.1

Hydro-Québec Reaches Agreement With Brookfield Renewable To Purchase Output From Rivière du Lièvre Generating Stations

MONTRÉAL, Feb. 01, 2022 (GLOBE NEWSWIRE) -- Hydro-Québec and Evolugen, the Canadian operating business of Brookfield Renewable, today announced that they have entered into a 40-year escalating electricity purchase agreement under which Hydro-Québec will purchase the output of the Lièvre hydro-electric portfolio in Québec with 263 MW of capacity. The assets will continue to be operated by Evolugen.

Given the ongoing energy transition, it is expected that demand for clean, renewable base load electricity generation will increase sharply in the coming years. Hydro-Québec is implementing several strategies to address this demand, in particular by contracting the capacity comprised of four generating stations located along Rivière du Lièvre in Outaouais. The facilities will contribute approximately 1.5 TWh annually, which is equivalent to the energy used by close to 90,000 homes.

The agreement involves integrating Evolugen’s Lièvre generating fleet, into Hydro-Québec’s generation planning. It also includes priority access rights associated with the US market.

“With this strategic agreement, we are adding capacity and renewable energy to our supply in a context of increasing demand in both Québec and neighboring markets. The opportunity to purchase output from reliable hydroelectric generating stations that are currently in operation and already connected was appealing for many reasons. This agreement is particularly useful for us during winter peaks,” noted Pierre Despars, Vice President – Corporate Strategy and Business Development at Hydro-Québec.

“We are pleased to sign a strategic agreement with our long-standing partner, Hydro-Québec, to contract our Lièvre assets for the next 40 years. This agreement offers a sustainable and Québec-based solution to meet Hydro-Québec’s growing renewable energy demand,” said Josée Guibord, CEO of Evolugen, the Canadian operating business of Brookfield Renewable. “Our team works hand-in-hand with customers to provide tailored clean energy solutions, like this one, that fit our customers’ objectives and reduce their exposure risk.”

Deliveries of output from the facilities began on December 31, 2021.

About Hydro-Québec
Hydro-Québec generates, transmits and distributes electricity. It is Canada’s largest electricity producer and one of the world’s largest hydroelectric power producers. Its sole shareholder is the Québec government. As a leader in hydropower and large transmission systems, Hydro-Québec exports clean, renewable power and commercializes its expertise and innovations on world markets.

About Evolugen
In Canada, Evolugen currently owns and operates 61 renewable power facilities, including 33 hydroelectric generating stations, 4 wind farms and 24 solar farms, for a total installed capacity of 1,912 MW. As a leader in the renewable energy sector, Evolugen offers sustainable solutions focused on accelerating the transition toward Canada’s low-carbon future. Evolugen is owned by Brookfield Renewable Partners L.P.

About Brookfield Renewable
Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Its portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 21,000 megawatts of installed capacity and an approximately 56,000-megawatt development pipeline. Investors can access its portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at http://www.bep.brookfield.com and https://bep.brookfield.com/bepc. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately $650 billion of assets under management.

Information:

HYDRO-QUÉBEC
Caroline Des Rosiers
Spokesperson
514 289-5005
desrosiers.caroline@hydroquebec.com
www.hydroquebec.com

EVOLUGEN
Rémi Moreau
Vice-President, Government and External Relations
613 222-6152
remi.moreau@evolugen.com
www.evolugen.com

BROOKFIELD RENEWABLE
Media:
Kerrie McHugh
Senior Vice President – Corporate Communications
(212) 618-3469
kerrie.mchugh@brookfield.com

Investors:
Robin Kooyman
Senior Vice President – Investor Relations
(416) 649-8172
robin.kooyman@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “will”, “expected”, “intend”, “potential”, “can” or variations of such words and phrases. Forward-looking statements in this news release include statements regarding the parties’ future expectations, beliefs, plans, objectives, financial condition, assumptions or future events or performance, including with respect to the expected increase in demand for renewable generation and annual generation of the Lièvre hydro-electric facilities. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors, including the ability of the parties to realize the expected benefits of the Lièvre power purchase agreement, which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.